Exhibit 99.1

CYTOMED THERAPEUTICS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1

CYTOMED THERAPEUTICS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

		Unaudited six months ended June 30,
	Notes	2025	2026	2026
		S$	S$	US$
Revenue	5	155,887	157,289	121,543
Other operating income	6	385,779	254,719	196,831
Lab consumables and private blood banking expenses		(18,631)	(28,768)	(22,230)
Other (losses)/gains including fair value changes on financial instruments - net	7	(272,848)	10,263	7,931
Research expenses	8	(1,162,467)	(1,095,558)	(846,579)
Amortization of intangible assets		(14,369)	(14,082)	(10,882)
Depreciation of property, plant and equipment		(80,279)	(127,811)	(98,764)
Employee benefits expenses	9	(386,091)	(362,319)	(279,978)
Finance expenses	10	(10,310)	(10,139)	(7,835)
Other expenses	11	(831,898)	(577,740)	(446,441)
Share of result of associate		(10,601)	-	-
Loss before income tax		(2,245,828)	(1,794,146)	(1,386,404)
Income tax expense		-	-	-
Loss for the period		(2,245,828)	(1,794,146)	(1,386,404)

Other comprehensive (loss)/profit:
Exchange differences arising from translation of foreign operation		(23,435)	16,724	12,923
Total comprehensive loss for the period		(2,269,263)	(1,777,422)	(1,373,481)

Loss attributable to:
Equity holders of the Company		(2,243,760)	(1,770,452)	(1,368,095)
Non-controlling interest		(2,068)	(23,694)	(18,309)

Total		(2,245,828)	(1,794,146)	(1,386,404)

Total comprehensive loss attributable to:
Equity holders of the Company		(2,267,195)	(1,753,728)	(1,355,172)
Non-controlling interest		(2,068)	(23,694)	(18,309)
Total		(2,269,263)	(1,777,422)	(1,373,481)

Loss per share for loss attributable to equity holders of the Company
-Basic and diluted		(0.19)	(0.15)	(0.12)

	Unaudited six months ended June 30,
	2025	2026

Weighted average number of ordinary shares used in computing basis and diluted loss	11,540,000	11,880,430

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

CYTOMED THERAPEUTICS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

		Audited	Unaudited	Unaudited
	Notes	December 31, 2025	June 30, 2026	June 30, 2026
		S$	S$	US$
ASSETS
Current assets
Trade and other receivables	12	1,567,486	1,777,318	1,373,401
Cash and bank balances	13	2,095,489	1,458,764	1,127,242
Total current assets		3,662,975	3,236,082	2,500,643

Non-current assets
Property, plant and equipment	14	3,691,592	3,648,852	2,819,606
Intangible assets	15	124,894	104,396	80,671
Financial assets, at FVOCI	16	18,210	18,210	14,072
Trade and other receivables	12	487,282	7,553	5,836
Total non-current assets		4,321,978	3,779,011	2,920,185

Total assets		7,984,953	7,015,093	5,420,828

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	17	443,867	1,032,730	798,030
Contract liabilities	18	179,793	108,214	83,621
Warrant liabilities	19	25,064	20,698	15,994
Bank borrowings	20	40,847	41,845	32,335
Lease liabilities	20	19,598	20,574	15,898
Total current liabilities		709,169	1,224,061	945,878

Non-current liabilities
Bank borrowings	20	368,656	348,607	269,382
Lease liabilities	20	53,461	43,108	33,311
Total non-current liabilities		422,117	391,715	302,693

Total liabilities		1,131,286	1,615,776	1,248,571

Capital and reserves
Share capital	21	24,656,909	24,791,206	19,157,102
Capital reserve	22	526,631	685,566	529,763
Share-based payment reserve	23	111,225	-	-
Translation reserve		78,273	94,997	73,408
Accumulated losses		(18,828,592)	(20,599,044)	(15,917,660)
Attributable to equity holders of the Company		6,544,446	4,972,725	3,842,613
Non-controlling interests		309,221	426,592	329,644
Total equity		6,853,667	5,399,317	4,172,257

Total liabilities and equity		7,984,953	7,015,093	5,420,828

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

CYTOMED THERAPEUTICS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

		Unaudited six months ended June 30,
	Notes	2025	2026	2026
		S$	S$	US$
Operating activities
Loss before income tax		(2,245,828)	(1,794,146)	(1,386,404)
Adjustments for:
Amortization of intangible assets		14,690	20,931	16,174
Depreciation of property, plant and equipment		164,769	215,835	166,784
Loss on disposal of property, plant and equipment		243	250	193
Fair value changes on warrant liabilities		76,323	(4,366)	(3,374)
Written off of intangible asset		5,350	-	-
Share of results of associate		10,601	-	-
Share-based payment	23	448,327	14,935	11,541
Interest expense	10	10,310	10,139	7,835
Interest income		(85,794)	(9,550)	(7,380)
Unrealized currency translation losses		175,743	5,852	4,522
Operating cash flows before movement in working capital		(1,425,266)	(1,540,120)	(1,190,109)

Trade and other receivables		(182,122)	68,756	53,130
Contract liabilities		(28,443)	(71,579)	(55,312)
Trade and other payables		36,667	(110,737)	(85,570)
Cash used in operations		(1,599,164)	(1,653,680)	(1,277,861)
Interest received		-	7,941	6,136
Net cash used in operating activities		(1,599,164)	(1,645,739)	(1,271,725)

Investing activities
Purchase of property, plant and equipment	14	(347,797)	(186,459)	(144,084)
Fixed deposits with maturity over 3 months		273,320	-	-
Loan to a third party - net		-	200,000	154,548
Investment at fair value through other comprehensive income		(18,210)	-	-
Proceeds from disposal of property, plant and equipment		61	28,798	22,253
Interest received		70,061	2,750	2,125
Net cash (used in)/generated from investing activities		(22,565)	45,089	34,842

Financing activities
Proceeds from issuance of ordinary shares		-	5,256	4,062
Proceeds from loan from a director		-	699,600	540,607
Proceeds from issuance of ordinary shares by a subsidiary to non-controlling interests		-	300,000	231,821
Principal payment of bank borrowing		(18,694)	(21,222)	(16,399)
Principal payment of lease liabilities		(5,866)	(9,831)	(7,597)
Interest paid	10	(10,310)	(10,139)	(7,835)
Net cash (used in)/generated from financing activities		(34,870)	963,664	744,659

Net change in cash and cash equivalents		(1,656,599)	(636,986)	(492,224)
Cash and cash equivalents at beginning of financial period		4,697,047	2,095,489	1,619,264
Effects of currency translation on cash and cash equivalents		(185,490)	261	202
Cash and cash equivalents at end of financial period	13	2,854,958	1,458,764	1,127,242

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Attributable to equity holders of the Company
			Share-based				Non-
	Share	Capital	payment	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$	S$

Balance as at January 1, 2025	23,793,950	73,982	-	(53,757)	(14,848,135)	8,966,040	77,749	9,043,789
Total comprehensive loss for the period	-	-	-	(23,435)	(2,243,760)	(2,267,195)	(2,068)	(2,269,263)
Transactions with owners of the Company recognized directly in equity
Share-based payment	-	-	447,680	-	-	447,680	-	447,680
	-	-	447,680	-	-	447,680	-	447,680
Unaudited balance as at June 30, 2025	23,793,950	73,982	447,680	(77,192)	(17,091,895)	7,146,525	75,681	7,222,206

	Attributable to equity holders of the Company
			Share-based				Non-
	Share	Capital	payment	Translation	Accumulated		controlling	Total
	capital	reserve	reserve	reserve	losses	Total	interests	equity
	S$	S$	S$	S$	S$	S$	S$	S$

Balance as at January 1, 2026	24,656,909	526,631	111,225	78,273	(18,828,592)	6,544,446	309,221	6,853,667
Total comprehensive loss for the period	-	-	-	16,724	(1,770,452)	(1,753,728)	(23,694)	(1,777,422)
Transactions with owners of the Company recognized directly in equity
Issuance of shares	5,256	-	-	-	-	5,256	-	5,256
Effect of dilution of ownership interests in subsidiaries	-	158,935	-	-	-	158,935	141,065	300,000
Share-based payment	129,041	-	(111,225)	-	-	17,816	-	17,816
	134,297	158,935	(111,225)	-	-	182,007	141,065	323,072
Unaudited balance as at June 30, 2026	24,791,206	685,566	-	94,997	(20,599,044)	4,972,725	426,592	5,399,317
Unaudited balance as at June 30, 2026 (US$)	19,157,102	529,763	-	73,408	(15,917,660)	3,842,613	329,644	4,172,257

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1 General Information

These unaudited interim condensed consolidated financial statements are the unaudited interim financial statements of CytoMed Therapeutics Limited (the “Company”) and its subsidiaries (the “Group”), for the six months ended June 30, 2026 (the “Financial Statements”).

The Company was incorporated in the Republic of Singapore on March 9, 2018. The Company is a public limited company incorporated and domiciled in Singapore with registered office situated at 1 Commonwealth Lane, #08-22, Singapore 149544. The Company is headquartered in Singapore and conducts its operations domestically and in Malaysia. The Company is listed on the Nasdaq Stock Exchange under the ticker symbol “GDTC” on April 14, 2023.

The principal activities of the Company are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Company operates primarily through its wholly owned subsidiary, CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is incorporated and domiciled in Malaysia. This subsidiary focuses on manufacturing innate immune cell-based immunotherapy and pluripotent stem cell-based therapy, providing consultancy services, and conducting research and development in immune cell and stem cell-based therapies to advance cellular immunotherapy for cancer treatment. Additionally, the Company is involved in cord blood banking and cord blood-derived cell therapy through its indirect subsidiary, IPSC Depository Sdn. Bhd.

The principal activities of the subsidiaries of the Company are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			December 31,	June 30,
			2025	2026
			%	%
CytoMed Therapeutics (Malaysia) Sdn. Bhd.	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

CytoMed International Pte. Ltd. (Formerly known as Advance Cancer Centre Pte. Ltd.)	Investment, research and development of medical technologies	Singapore	100	100

LongevityBank Pte. Ltd.	Stem cell and immune cell banking	Singapore	77+	72

Held by LongevityBank Pte. Ltd.

IPSC Depository Sdn. Bhd.	Processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy	Malaysia	77+	72

Puricell Lab Pte. Ltd.	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	73+	68+

+	Rounded to the nearest whole %

On August 22, 2025, the Company transferred its entire equity interest in Puricell Lab Pte Ltd (“Puricell Lab”) to its subsidiary, LongevityBank Pte Ltd (“LongevityBank”) for a nominal cash consideration of S$1. As a result, the effective equity interest held in Puricell Lab diluted from 95% to 86%.

On December 26, 2025, the Company injected additional capital to its subsidiary, CytoMed Therapeutics (Malaysia) Sdn. Bhd. (“CytoMed Malaysia”) amounting approximately MYR7.5 million. As a result of this capital injection, the effective equity interest held in CytoMed Malaysia remains at 100%.

On December 12, 2025, LongevityBank issued and allotted 140,000 ordinary shares amounting to S$700,000 to a third party and a related party. As a result of this capital injection, the effective equity interest held in LongevityBank diluted from 90% to 77% whereas effective equity interest held in Puricell Lab further diluted from 86% to 73%.

On June 24, 2026, LongevityBank issued and allotted 60,000 ordinary shares amounting to S$300,000 to a related party. As a result of this capital injection, the effective equity interest held in LongevityBank diluted from 77% to 72% whereas effective equity interest held in Puricell Lab further diluted from 73% to 68%.

These activities do not result in loss of control which are accounted for as transactions with owners in their capacity as owners. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative ownership. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

6

Note 2 Summary of significant accounting policies

2.1	Basis of preparation

The unaudited condensed interim consolidated financial statements for the six-month ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim consolidated financial statements do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the IFRS have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statements of the Company’s financial positions as of June 30, 2026, and results of operations and cash flows for the six-month period ended June 30, 2026. The unaudited interim condensed consolidated statements of financial positions as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the IFRS. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, and related notes included in the Company’s audited consolidated financial statements.

2.2	Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on January 1, 2026. The adoption of these standards did not have any material effect on the unaudited interim condensed consolidated financial statements of the Group.

2.3	New standards, amendments and interpretations issued but not yet effective

There are a number of standards, amendments to standards, and interpretations, which have been issued by the International Accounting Standards Board, that are effective in future accounting periods and the Group has not decided to early adopt. Unless otherwise disclosed, the Group is currently evaluating the potential impact of adopting these standards on its consolidated financial statements and related disclosures in the year of initial application.

2.4	Convenience translation

All translations from Singapore dollars to US dollars and from US dollars to Singapore dollars in this Report are made at a rate of S$1.2941 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of the US Board of Governors of the Federal Reserve System.

2.5	Going concern assumptions

Prudent liquidity risk management implies sufficient cash to finance the Group’s and the Company’s operations and development activities. The Group manages the liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities. The Group’s objective is to maintain a balance between continuing of funding and flexibility through the use of borrowings.

As of June 30, 2026, the Group has negative cash flow from operating activities of S$1,645,739. The Group’s working capital was S$2,012,021. As of June 30, 2026, the Group had S$1,458,764 in cash and bank balances, which is unrestricted as to withdrawal and use as of June 30, 2026. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern, at least, for the next twelve months from the date of this report.

7

Note 3 Significant accounting judgements and estimates

The preparation of the unaudited condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2025.

Note 4 Segment information

The Group has identified two operating segments i.e. (i). the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy as well as (ii) the business of processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy.

Note 5 Revenue

The Group’s revenues are primarily derived from the provision of cord blood and cells storage services (“private blood banking services”). The Company derives revenue from transfer of services over time or at a point in time in the following major type of services.

Disaggregation of revenue from contracts with customers

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Over time
Revenue from private blood banking services	130,280	150,788

At a point in time
Revenue from processing, retrieval and enrollment of private blood banking services	25,607	6,501
Total	155,887	157,289

Note 6 Other operating income

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Grant income	2,862	8,848
Research income	294,799	221,590
Interest income	85,794	9,550
Rental income	-	10,610
Others	2,324	4,121
Total	385,779	254,719

Note 7 Other losses/(gains) including fair value changes on financial instruments - net

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Fair value loss/(gain) on warrant liabilities (Note 19)	76,323	(4,366)
Loss on disposal of property plant and equipment	243	250
Written off of intangible asset	5,350	-
Net currency exchange loss/(gain)	190,932	(6,147)
Total	272,848	(10,263)

The Group measures the warrant liabilities at fair value using Black-Scholes option pricing model.

8

Note 8 Research expenses

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Employee benefits expense (Note 9)	423,613	455,709
Depreciation of property, plant and equipment	84,490	88,024
Amortization of intangible assets	321	6,849
Laboratory consumables	144,597	128,987
Facility-related expenses	81,138	60,500
Clinical trial expenses	283,559	310,842
Pre-clinical trial expenses	62,068	-
Professional expenses	7,970	5,742
Royalty expenses	9,951	5,707
Utilities	34,734	30,080
Others	30,026	3,118
Total	1,162,467	1,095,558

Research expenses include research personnel costs, depreciation of research equipment and laboratory consumables for research activities.

Note 9 Employee benefits expenses

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Salaries and bonuses	563,674	607,841
Directors’ fee	42,477	39,094
Employer’s contribution to defined contribution plans	85,423	92,808
Share-based payments (Note 23)	86,941	43,592
Other short-term benefits	31,189	34,693
	809,704	818,028
Less: Classified as “Research expenses” (Note 8)	(423,613)	(455,709)
Total	386,091	362,319

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as a development expenditure.

Note 10 Finance expenses

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Bank borrowings	9,439	8,589
Lease liabilities	871	1,550
Total	10,310	10,139

Finance expenses arising from bank borrowings and leases liabilities are presented as financing activities in the Unaudited Interim Condensed Consolidated Statements of Cash Flows.

9

Note 11 Other expenses

	Unaudited June 30, 2025	Unaudited June 30, 2026
	S$	S$
Advertising	11,621	23,287
Annual listing fee	47,261	46,821
Cleaning fee	3,255	3,567
Entertainment	1,404	231
Delivery/freight charges	8,401	3,845
Information technology expenses	13,410	12,721
Investor relations expenses	40,697	218,948
Professional fees	195,517	155,146
Property tax	4,941	4,627
Printing and stationery	18,017	8,974
Legal fees	61,548	46,030
Lease of low-value assets	2,680	3,187
Repairs and maintenance	7,151	18,554
Service fee	28,570	30,961
Share-based payment (Note 23)	361,386	(28,657)
Subscription fee	818	753
Transportation and travelling	10,757	9,917
Tools and supplies	1,114	1,433
Utilities	7,139	9,093
Others	6,211	8,302
Total	831,898	577,740

Note 12 Trade and other receivables

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Current
Trade receivables	103,859	49,629
Other receivables	21,808	329,378
Interest receivables	1,141	171
Sundry deposits	29,134	29,265
Prepaid consumables	1,067,502	1,043,356
Prepayments	338,796	319,545
Goods and services tax receivable	5,246	5,974
	1,567,486	1,777,318

Non-current
Other receivable	487,282	7,553

Total trade and other receivables	2,054,768	1,784,871

The current other receivables of S$329,378 include a S$272,249 loan to a third party (“Third Party Loan”) with a maturity tenure of 3 years and collectible by the end of 3-year (December 31, 2025: 3-year) tenure which bears interest rate of 5.0% (December 31, 2025: 5.0%) per annum to carry out an investigator initiated trial in People’s Republic of China. As the Third Party Loan is scheduled to mature and become collectible within twelve months from the interim reporting date, it has been classified as a current asset.

The remaining commitments and details of the said investigator initiated trial have been disclosed in the Note 25 to these unaudited interim condensed consolidated financial statements.

Note 13 Cash and bank balances

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise the following:

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Cash at banks and on hand	1,215,806	1,258,764
Short-term fixed deposits	879,683	200,000
Cash and cash equivalents on unaudited interim condensed consolidated statements of cash flows	2,095,489	1,458,764

10

Note 14 Property, plant and equipment

The Group acquired property, plant and equipment, excluding right-of-use assets, amounting to approximately S$156,329 as of June 30, 2026 (December 31, 2025: S$337,850) and there was negligible disposal of assets as of June 30, 2026 and December 31, 2025. The acquisition is mainly due to the purchase of lab equipment for private blood banking business. As of June 30, 2026, bank borrowing is secured by a freehold land and a building of the Group with the carrying amount of S$964,170 (December 31, 2025: S$964,845).

Property, plant and equipment is tested for impairment when there is any objective evidence or indication that these assets may be impaired. Impairment exists when the carrying value of an asset or cash-generating-units (“CGU”) exceeds its recoverable amount. The recoverable amount of property, plant and equipment has been determined based on higher of the fair value less costs to sell or value-in use (“VIU”) calculations. If the carrying amount exceed the recoverable amount, an impairment is recognized to profit or loss for the differences.

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amount of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

Note 15 Intangible assets

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Goodwill	355	355
Intellectual properties licenses	1,284	963
Acquired customer relationship	47,855	45,410
Acquired private blood bank license	11,204	-
Acquired technical disclosure	64,196	57,668
Total	124,894	104,396

Note 16 Financial assets, at FVOCI

The investment represents an equity investment in an entity in Malaysia engaged in the provision of general medical clinic services. The management considers and assesses that adjusted cost represents an appropriate estimate of fair value for the unquoted equity investment as at the reporting date. The investment is not quoted in an active market and therefore does not have an observable market price. It was acquired during the financial year ended December 31, 2025, and the investee operates with minimal revenue generation and limited operating history. In view of its unaudited financials, there have been no significant changes in the investee’s financial position, performance, or external market conditions since acquisition, and no recent observable transactions for the shares exist.

Based on the procedures performed and information available at the interim reporting date, management is not aware of any events or changes in circumstances that would indicate that the fair value of the investment differs materially from its adjusted acquisition cost. Accordingly, the adjusted acquisition cost is considered to represent a reasonable estimate of fair value as at the interim reporting date. Consistent with the requirements of IAS 34, interim measurements are based on information available as at the reporting date and may be updated as additional information becomes available. Management will continue to monitor the performance and financial position of the investee and will perform a comprehensive reassessment of the fair value of the investment as part of the annual financial reporting process.

The fair valuation methodology is considered at Level 3 fair value hierarchy as these inputs are unobservable inputs for the financial asset.

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Note 17 Trade and other payables

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Trade payables	124,742	25,079
Other payables - third parties	61,077	78,279
Loan from a director	-	699,600
Accrued operating expenses	252,379	225,174
Deposit received	-	2,099
Deferred income	3,014	-
Sales and services tax payable	2,655	2,499
Total	443,867	1,032,730

Trade payables are unsecured, non-interest bearing and normally settled within 60 (2025: 60) days’ terms.

Other payables including loan from a director were unsecured, non-interest bearing, and repayable on demand. The loan from a director was to support the Group’s short-term working capital and operational funding requirements.

Note 18 Contract liabilities

(a)	Contract balances

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$

Contract liabilities	179,793	108,214

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services mainly derived from the private blood banking business. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer.

These liabilities are reported as contract liabilities on a contract by contract basis at the end of each reporting period. Significant changes in the contract liabilities balances during the financial year was mainly arriving from the increases due to cash received, excluding amounts recognized as revenue during the financial year.

(b)	Unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follows:

	Unaudited	Unaudited	Unaudited
	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
	S$	S$	S$
Partially and fully unsatisfied performance obligations as at:
June 30, 2025	335,000	219,000	23,000
June 30, 2026	1,049,000	776,000	162,000

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at the reporting date that may be recognized as revenue in the next 12 months as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. These amounts do not include variable consideration, which is subject to significant risk of reversal.

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Note 19 Warrant liabilities

	Number of warrants	Audited December 31, 2025	Unaudited June 30, 2026
		S$	S$
At beginning of financial year and financial period	72,371	11,945	25,064
Fair value changes to profit or loss	-	13,119	(4,366)
Currency realignment	-	-	-
At end of financial year and financial period	72,371	25,064	20,698

On April 13, 2023, the Company entered into underwriting agreements (the “Underwriting Agreements”) with various third parties as representative of the several underwriters (the “Representative”), relating to the Initial Public Offering (“Offering”) of 2,412,369 shares of the Company’s ordinary shares, with no par value, at an Offering price of US$4.00 per share. Pursuant to the Underwriting Agreements, the Company agreed to issue 120,618 warrants (the “Representative’s Warrants”) to the Representative to purchase the Company’s ordinary shares, representing five percent (5%) of the shares sold in the Offering, excluding the over-allotment option, at an exercise price of US$4.00, which is equal to 100% of the Offering price. The Representative’s Warrants can be exercised on a cashless basis by the holder into a variable number of shares based on the volume weighted average observable price of the Company’s ordinary shares at the time of exercise. The Representative’s Warrants may be exercised beginning on October 11, 2023 until April 14, 2028 and will expire in five (5) years from the date of the issuance. As of June 30, 2026, 48,247 Representative’s Warrants had been exercised.

The outstanding Representative’s Warrants are recognized as a warrant liability as of June 30, 2026 and are measured at fair value at their inception date and subsequently remeasured using Black-Scholes option pricing model at each reporting period with changes being recorded in the statement of profit or loss.

The Representative’s Warrants are considered at Level 2 fair value hierarchy. The fair value of the warrants was determined by using Black-Scholes option pricing model using the key assumptions as follows:

As at December 31, 2025 (Audited)
Expected volatility	79.28%
Risk-free interest rate	4.15%
Expected term (years)	2.3
Exercise price	US$4.00
Spot price	US$1.34
Fair value of warrant/unit	US$0.27

As at June 30, 2026 (Unaudited)
Expected volatility	102.49%
Risk-free interest rate	4.42%
Expected term (years)	1.8
Exercise price	US$4.00
Spot price	US$1.03
Fair value of warrant/unit	US$0.22

Note 20 Borrowings

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Borrowings
Current
Bank borrowings	40,847	41,845
Lease liabilities	19,598	20,574
	60,445	62,419
Non-current
Bank borrowings	368,656	348,607
Lease liabilities	53,461	43,108
	422,117	391,715
Total	482,562	454,134

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Note 21 Share capital

	Number of
	Ordinary shares	Amount
		S$
December 31, 2025 (Audited)
Beginning of the financial year	11,540,000	23,793,950
Issuance of ordinary shares	288,435	283,094
Capitalization of share-based payment reserve	-	579,865
End of the financial year	11,828,435	24,656,909

June 30, 2026 (Unaudited)
Beginning of the financial period	11,828,435	24,656,909
Issuance of ordinary shares	4,400	5,256
Capitalization of share-based payment reserve	102,073	129,041
End of the financial period	11,934,908	24,791,206

On July 1, 2025, the Company issued 130,431 ordinary shares pursuant to the 2023 Equity Incentive Plan with an aggregate value of S$397,003.

On July 1, 2025, the Company issued 63,281 ordinary shares in recognition of the contributions made by its affiliates to the development and growth of the Group’s business with an aggregate value of S$182,862.

During the financial year ended December 31, 2025, the Company issued and sold 94,723 ordinary shares pursuant to its At-the-Market (“ATM”) offering program for aggregate gross proceeds of S$300,512. Offering expenses of S$17,418 directly attributable to the issuance of the new shares were deducted from equity.

On January 14, 2026 the Company issued and sold 4,400 ordinary shares pursuant to its At-the-Market (“ATM”) offering program for aggregate gross proceeds of S$7,843. Offering expenses of S$2,587 directly attributable to the issuance of the new shares were deducted from equity.

On April 6, 2026, the Company issued 38,790 ordinary shares pursuant to the 2023 Equity Incentive Plan with an aggregate value of S$49,038.

On April 6, 2026, the Company issued 63,283 ordinary shares in recognition of the contributions made by its affiliates to the development and growth of the Group’s business with an aggregate value of S$80,003.

Note 22 Capital reserve

Capital reserve constitutes changes in ownership interests in subsidiaries that do not result in a loss of control that are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity as capital reserve and attributed to the owner of the Company. The carrying amounts of the controlling interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

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Note 23 Share-based payment reserve

Share-based payment reserve

On April 18, 2023, the Directors of the Company approved the CytoMed Therapeutics Limited 2023 Equity Incentive Plan (subsequently amended and restated as “2023 Equity Incentive Plan”). The securities registered hereby consist of 1,279,117 ordinary shares of no par value of the Company (the “Ordinary Shares”), which represent the number of Ordinary Shares that were authorized under the 2023 Equity Incentive Plan. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this is also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2023 Equity Incentive Plan. Any Ordinary Shares covered by an award granted under the 2023 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares that may be issued under the 2023 Equity Incentive Plan.

On April 6, 2026, the Company granted a total of 38,790 (December 31, 2025: 130,431) ordinary shares to its employees and advisors (“Qualified Person”). The Company recognizes share based payment reserve based on the cumulative value of services received from the Qualified Person of the Company recorded over the vesting period commencing from the grant date of equity compensation plan awards (i.e. 2023 Equity Incentive Plan), and is increase by the expiry of the equity compensation plan awards. The fair values of the equity compensation plan awards were determined by reference to the grant date fair value and recognized over the vesting period.

Share-based payment reserve arising from granting of ordinary shares to employees and advisors represents the difference between the market price and the settlement price on ordinary shares which were transferred from the Company, to employees and advisors of Group as a reward for their services with the Group.

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
At beginning of financial year and financial period	-	111,225
Share-based payment to advisors (Note 11)	384,952	(28,657)
Share-based payment to employees (Note 9)	309,248	43,592
Currency realignment	(3,110)	2,881
Share issued and capitalised in the year	(579,865)	(129,041)
At end of financial year and financial period	111,225	-

For equity-settled share-based payment transactions, the fair value of the services received is recognized as an expense with a corresponding increase in equity over the vesting period during which the employees and advisors become unconditionally entitled to the equity instrument. The fair value of the services received is determined by reference to the fair value of the equity instrument granted at the grant date. At each reporting date, the number of equity instruments that are expected to be vested are estimated. The impact on the revision of original estimates is recognized as an expense and as a corresponding adjustment to equity over the remaining vesting period, unless the revision to original estimates is due to market conditions. No adjustment is made if the revision or actual outcome differs from the original estimate due to market conditions. The Group recognizes the effect of modification that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity-settled share-based payments transactions vest. During the period, the Group recognized the share-based payment to reflect the revision of the original estimates in accordance with IFRS 2 Share-based Payment.

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Note 24 Segment information

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chairman for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in two business segments:

1.	The business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy.

2.	The business of collecting, harvesting, processing, cryopreserving and banking of cells including cord blood stem cells in general; and to carry out research and development on cord blood derived cell-based therapy.

Geographical segment

Non-current assets (excluding investment in associate) information based on the location of assets are as follows:

	Audited December 31, 2025	Unaudited June 30, 2026
	S$	S$
Malaysia	3,272,486	3,279,368
Singapore	1,049,492	499,643
	4,321,978	3,779,011

Non-current assets information presented above consist of property, plant and equipment, intangible assets and other receivable as presented in the consolidated statement of financial position.

Business segment

	Unaudited Jun 30,2025	Unaudited Jun 30,2025	Unaudited Jun 30,2025	Unaudited Jun 30,2026	Unaudited Jun 30,2026	Unaudited Jun 30,2026
	S$	S$	S$	S$	S$	S$
	Immune cell	CBU service &		Immune cell	CBU service &
	therapy	related therapy	Consolidated	therapy	related therapy	Consolidated
Revenue	-	155,887	155,887	-	157,289	157,289
Lab consumables and private blood banking expenses	-	(18,631)	(18,631)	-	(28,768)	(28,768)
Operating results	(2,230,755)	(15,073)	(2,245,828)	(1,693,293)	(100,853)	(1,794,146)
Non-current assets	3,266,514	1,007,405	4,273,919	2,516,849	1,262,162	3,779,011
Total assets	7,126,696	1,230,371	8,357,067	4,926,291	2,088,802	7,015,093
Non-current liabilities	372,502	59,267	431,769	348,607	43,108	391,715
Total liabilities	986,010	148,851	1,134,861	1,417,438	198,338	1,615,776
Equity	6,444,025	778,181	7,222,206	3,856,396	1,542,921	5,399,317

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Note 25 Capital and other commitments

The following table summarizes the Group’s capital commitments as of June 30, 2026:

	Payment Due by Period (Unaudited)
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Commitment:
Minimum royalty commitments (1)	126,233	10,900	10,900	32,700	71,733
Loan commitment (2)	500,000	500,000	-	-	-

(1)	Relating to the minimum royalty payments under the licensing agreements.
(2)	Loan to a third party at 5.0% interest per annum to set up our presence in China.

Note 26 Events occurring after balance sheet date

The Company has assessed all events which occurred from June 30, 2026, up through September 30, 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. Other than the events disclosed below, there are no material subsequent events that would require disclosure in the unaudited interim condensed consolidated financial statements.

On September 29, 2026, the Company entered into a shareholder loan agreement with a director for a principal amount of S$1 million, with a tenure of six months and an interest rate of 2.75% per annum.

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